FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549



                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                            For the month of May 2005


                          EXCEL MARITIME CARRIERS LTD.
                 (Translation of registrant's name into English)

                             67 Akti Miaouli Street
                                  18537 Piraeus
                                     Greece

                    (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F [X] Form 40-F [_]

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                              Yes [_]  No [X]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

     Attached hereto as Exhibit 1 is a press release dated May 2, 2005 announcing that Excel Maritime Carriers Ltd. (the "Company") will release of its results for the first quarter of 2005 on May 10, 2005 and that a related conference call to be broadcast on the Internet by the Company on May 10, 2005.

ADDITIONAL INFORMATION

     None.

EXHIBIT 1

[GRAPHIC OMITTED]

NEWS RELEASE for May 2, 2005, at 7:35 AM EDT
--------------------------------------------

Contact: Allen & Caron Inc                  Christopher Georgakis, CEO
         Joe Allen (investors)              Excel Maritime Carriers Ltd
         joe@allencaron.com                 +30 210 45 98 692
         Brian Kennedy (media)              info@excelmaritime.com
         brian@allencaron.com
         212 691 8087

               EXCEL MARITIME ANNOUNCES DATE OF ITS FIRST QUARTER
                    2005 RESULTS RELEASE AND CONFERENCE CALL

PIRAEUS, GREECE (May 2, 2005) ... Excel Maritime Carriers Ltd (Amex: EXM), a shipping company specializing in the seaborne transportation of dry bulk cargoes such as iron ore, coal and grains, announced plans to release its first quarter 2005 results prior to the opening of the US markets on May 10, 2005. At 11:00 a.m. EDT that same day management will host a conference call that will be broadcast live over the Internet. Those interested in listening to the live webcast may do so by going to www.vcall.com.

     Web participants are encouraged to go to either site at least 15 minutes prior to the start of the call to register, download, and install any necessary audio software. The online archive will be available within two hours following the live webcast and will continue for 30 days.

About Excel Maritime Carriers Ltd
---------------------------------
      The Company is an owner and operator of nineteen dry bulk carriers with a total carrying capacity of 1,211,570 dwt, after having taken delivery of all new acquisitions, and a provider of worldwide seaborne transportation services for dry bulk cargo. This includes commodities such as iron ore, coal, grains, as well as bauxite, fertilizers and steel products. The Company was incorporated in 1988 under the laws of Liberia.

Forward Looking Statement
-------------------------
      This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company's growth strategy and measures to implement such strategy; including expected vessel acquisitions and entering into further time charters.. Words such as "expects," "intends," "plans," "believes," "anticipates," "hopes," "estimates," and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to changes in the demand for dry bulk vessels, competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company's filings with the Securities and Exchange Commission. The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

                                     # # # #


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SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                          EXCEL MARITIME CARRIERS LTD.
                                  (registrant)



Dated:  May 2, 2005                           By: /s/ Christopher J. Georgakis
                                                 ----------------------------
                                                     Christopher J. Georgakis
                                                     President and
                                                     Chief Executive Officer
02545.0001 #567991